Exhibit 99.10

Supplementary Oil and Gas Disclosures (unaudited)

The following disclosures are presented in accordance with United States Financial Accounting Standards Board (“FASB”) Topic 932 — “Extractive Activities — Oil and Gas” and Subpart 1200 of Regulation S-K (“Subpart 1200”) of the United States Securities and Exchange Commission. Disclosures pertaining to the audited consolidated financial statements as at and for the year ended December 31, 2021 (the “2021 Consolidated Financial Statements”) of Suncor Energy Inc. (“Suncor” or the “company”) were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and Canadian generally accepted accounting principles contained within Part 1 of the Chartered Professional Accountants Canada Handbook, which differ in material respects from financial statements prepared in accordance with United States generally accepted accounting principles. The 2021 Consolidated Financial Statements are attached as Exhibit 99.2 to Suncor’s annual report on Form 40-F for the year ended December 31, 2021 (the “Form 40-F”).

Reserves Data

Reserves data included herein are estimates only and can be significantly impacted by a variety of internal and external factors. For more information on the risks involved when estimating reserves, see the discussion in the “Statement of Reserves Data and Other Oil and Gas Information — Significant Risk Factors and Uncertainties Affecting Reserves” section in Suncor’s 2021 Annual Information Form (the “2021 AIF”), which is attached as Exhibit 99.1 to the Form 40-F. Readers should also see Suncor’s Management’s Discussion and Analysis for the year ended December 31, 2021, which is attached as Exhibit 99.3 to the Form 40-F (the “2021 Management’s Discussion and Analysis”).

The reserves data presented herein, with an effective date of December 31, 2021, may differ in relation to the format and the basis from which volumes are economically determined under National Instrument 51-101 — “Standards of Disclosure for Oil and Gas Activities” (“NI 51-101”), as disclosed in the 2021 AIF. Subpart 1200 requires disclosure of net proved reserves, after royalties, using the average of the first-day-of-the-month prices for the twelve-month period prior to the end of the reporting period, whereas NI 51-101 requires disclosure of gross and net reserves, estimated using forecast prices and costs. In 2021, for Suncor's Oil Sands Base mining operations, Fort Hills oil sands mining project, Syncrude oil sands mining project, and the Terra Nova offshore project, the application of constant pricing resulted in these projects being economic, compared to uneconomic in 2020 when no reserves were attributed to these properties due to the unprecedented impacts of the COVID-19 pandemic on commodity prices. In 2021, Suncor’s reserves were economic utilizing both constant pricing permitted by Subpart 1200, as well as forecast pricing permitted by NI 51-101.

Net Proved Oil and Gas Reserves(1)(2)

The majority of Suncor’s oil and gas reserves are in Canada. In order to align with the company’s segmented information in the 2021 Consolidated Financial Statements, the 2021 Management’s Discussion and Analysis and the 2021 AIF, the company presents the following supplementary oil and gas disclosures by showing amounts associated with its Oil Sands segment, which are exclusively in Canada and produce synthetic crude oil (“SCO”) and bitumen, separate from other Canadian operations, which are aggregated with Suncor’s international operations (collectively, “Exploration and Production”) and produce crude oil, natural gas and natural gas liquids (“NGLs”). Exploration and Production reserves are in offshore Canada, offshore UK, and offshore Norway.

	SCO		Bitumen		Crude Oil(3)		Natural Gas		Total
At December 31,	(mmbbls)		(mmbbls)		(mmbbls)		(bcf)		(mmboe)
(net reserves, constant prices and costs)	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Proved Developed
Oil Sands	1,518	246	826	92	-	-	-	-	2,344	338
Exploration and Production	-	-	-	-	128	106	1	1	129	107
	1,518	246	826	92	128	106	1	1	2,473	445
Proved Undeveloped
Oil Sands	868	722	398	262	-	-	-	-	1,266	984
Exploration and Production	-	-	-	-	21	38	8	8	22	39
	868	722	398	262	21	38	8	8	1,288	1,023
Proved
Oil Sands	2,386	968	1,224	354	-	-	-	-	3,610	1,322
Exploration and Production	-	-	-	-	149	144	9	9	150	146
	2,386	968	1,224	354	149	144	9	9	3,760	1,468

Reconciliation of Net Proved Oil and Gas Reserves

	Balance at	Revisions of			Extensions			Balance at
(net reserves,	December 31	Previous	Improved		and			December 31
constant prices and costs)	2019	Estimates(4)	Recovery(5)	Acquisitions	Discoveries(7)	Production	Dispositions	2020
Oil Sands
SCO (mmbbls)	2,574	(1,438)	1	-	-	(169)	-	968
Bitumen (mmbbls)	1,532	(1,134)	1	-	-	(45)	-	354
Exploration and Production
Crude oil(3) (mmbbls)	160	10	2	-	7	(34)	-	144
Natural gas (bcf)	11	(1)	-	-	-	(1)	-	9
Total (mmboe)	4,267	(2,563)	4	-	7	(247)	-	1,468

	Balance at	Revisions of			Extensions			Balance at
(net reserves,	December 31	Previous	Improved		and			December 31
constant prices and costs)	2020	Estimates(4)	Recovery(5)	Acquisitions(6)	Discoveries(7)	Production	Dispositions(8)	2021
Oil Sands
SCO (mmbbls)	968	1,309	1	-	274	(166)	-	2,386
Bitumen (mmbbls)	354	698	-	-	218	(46)	-	1,224
Exploration and Production
Crude oil(3) (mmbbls)	144	34	-	4	-	(28)	(6)	149
Natural gas (bcf)	9	1	-	-	-	(1)	-	9
Total (mmboe)	1,468	2,041	1	4	492	(240)	(6)	3,760

Notes to Reserves Data:

(1)	Definitions
a.	Net reserves, in relation to Suncor’s production and reserves, represents the company’s working interest share after deduction of royalty obligations, plus the company’s royalty interests in production and reserves.
b.	Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty (at least a 90% probability that the quantities actually recovered will equal or exceed the estimate) to be economically producible, from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations.
c.	Proved developed oil and gas reserves are those quantities that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and can be expected to be recovered through extraction equipment and infrastructure installed and operational at the time of the reserves estimate for projects that extract oil by means not involving a well.
d.	Proved undeveloped oil and gas reserves are those quantities that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion; and can be expected to be recovered through extraction equipment and infrastructure to be installed for projects that extract oil by means not involving a well.
(2)	Reserve data tables may not add due to rounding.
(3)	Natural gas liquids reserves are not significant and have been presented in combination with crude oil reserves.

(4)	Revisions of previous estimates include changes to proved reserves, resulting from new information (except for an increase in proved acreage) normally obtained from development drilling and production history or resulting from a change in economic factors, such as changes in constant prices used for the reserve evaluation. Positive revisions in 2021 are primarily due to Suncor’s Oil Sands Base mining operations, Fort Hills oil sands mining project, Syncrude oil sands mining project and the Terra Nova offshore project being economic under constant pricing in 2021, compared to uneconomic in 2020 when no reserves were attributed to these properties. These revisions were partially offset by downward technical revisions at Syncrude and Fort Hills, as well as increased royalties at Firebag and Oil Sands Base resulting in lower net proved reserves.
(5)	Improved recoveries relates to additions to reserves resulting from deployment of improved recovery schemes such as Steam Assisted Gravity Drainage in In Situ and waterflood in Exploration and Production.
(6)	Acquisitions are due to Suncor finalizing a new ownership agreement for Terra Nova in the third quarter of 2021, which increased Suncor’s working interest from 37.675% to 48%.
(7)	Extensions and discoveries are additions to proved reserves from proved acreage of previously discovered reservoirs through additional drilling in periods subsequent to discovery or discovery of new fields with proved reserves or of new reservoirs of proved reserves in old fields. Proved undeveloped reserves associated with Suncor’s MacKay River In Situ project and Syncrude Mildred Lake West project were added in 2021.
(8)	Dispositions relate to Suncor completing the sale of its 26.69% working interest in the Golden Eagle Area Development early in the fourth quarter of 2021.

Capitalized Costs

	At December 31, 2021			At December 31, 2020
		Exploration			Exploration
		and			and
($ millions)	Oil Sands	Production	Total	Oil Sands	Production	Total
Exploration and evaluation assets(1)	2,012	215	2,227	2,061	225	2,286
Oil and gas properties(2)(3)	19,841	20,477	40,318	20,124	22,586	42,710
Plant and equipment(2)(3)	68,009	1,018	69,027	66,875	1,054	67,929
- accumulated provision(2)	(37,971)	(15,999)	(53,970)	(35,059)	(17,424)	(52,483)
Total	51,891	5,711	57,602	54,001	6,441	60,442

(1)	Exploration and evaluation assets largely represent amounts associated with unproved properties, but may include properties with proved reserves for which Suncor’s Board of Directors have not sanctioned development. See note 18 of the 2021 Consolidated Financial Statements.
(2)	Oil and Gas Properties, Plant and Equipment and the accumulated provision largely represent amounts associated with proved properties. See note 15 of the 2021 Consolidated Financial Statements. Includes amounts capitalized to Property, Plant and Equipment on the Consolidated Balance Sheets of the 2021 Consolidated Financial Statements that relate to the company’s right-of-use assets under IFRS 16. See note 17 of the 2021 Consolidated Financial Statements.
(3)	Includes amounts capitalized to Property, Plant and Equipment on the Consolidated Balance Sheets of the 2021 Consolidated Financial Statements that relate to the company’s decommissioning and restoration activities.

Costs Incurred for Property Acquisition, Exploration and Development Activities

	Year ended December 31, 2021			Year Ended December 31, 2020
		Exploration			Exploration
		and			and
($ millions)	Oil Sands	Production	Total	Oil Sands	Production	Total
Unproved property acquisition	-	-	-	-	-	-
Proved property acquisition(1)	-	65	65	-	-	-
Exploration(2)	15	36	51	174	189	363
Development(3)	3,172	222	3,394	2,723	431	3,154
Total	3,187	323	3,510	2,897	620	3,517

(1)	Proved property acquisitions are primarily due to Suncor finalizing a new ownership agreement for Terra Nova in the third quarter of 2021, which increased Suncor’s working interest from 37.675% to 48%.
(2)	Includes amounts capitalized to Exploration and Evaluation on the Consolidated Balance Sheets as well as those charged to Exploration Expense on the Consolidated Statements of Comprehensive Income (Loss), of the 2021 Consolidated Financial Statements.
(3)	Includes amounts capitalized to Property, Plant and Equipment on the Consolidated Balance Sheets of the 2021 Consolidated Financial Statements that relate to the company’s decommissioning and restoration activities.

Results of Operations for Oil and Gas Producing Activities

	Year ended December 31, 2021			Year Ended December 31, 2020
		Exploration			Exploration
		and			and
($ millions)	Oil Sands	Production	Total	Oil Sands	Production	Total
Operating revenues, net of royalties	18,397	2,500	20,897	10,522	1,756	12,278
Other income	6	17	23	298	54	352
	18,403	2,517	20,920	10,820	1,810	12,630
Purchases of crude oil and products	1,444	-	1,444	844	-	844
Operating, selling and general	8,056	429	8,485	7,169	476	7,645
Transportation	1,126	112	1,238	1,223	100	1,323
Depreciation, depletion, amortization and impairment	4,585	324	4,909	6,430	2,147	8,577
Exploration	12	35	47	57	129	186
Gain on disposal of assets	(4)	(227)	(231)	(1)	-	(1)
Finance expenses	359	53	412	336	47	383
Earnings (loss) before income taxes	2,825	1,791	4,616	(5,238)	(1,089)	(6,327)
Income taxes - expense (recovery)	678	506	1,184	(1,442)	(257)	(1,699)
Net earnings (loss)	2,147	1,285	3,432	(3,796)	(832)	(4,628)

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves(1)

The standardized measure of discounted future net cash flows relating to Suncor’s proved oil and gas reserves are calculated in accordance with FASB Topic 932 — “Extractive Activities — Oil and Gas”. Future cash inflows are estimated using the average of the first-day-of-the-month prices for the twelve-month period prior to the end of the reporting period, which are also used in estimating the entity’s proved oil and gas reserves. Future development and production costs, including the associated decommissioning and restoration activities, are calculated by estimating the expenditures to be incurred in developing and producing the proved oil and gas reserves at the end of the year, based on year-end costs and assuming continuation of existing economic conditions. The appropriate year-end statutory tax rates, with consideration of future tax rates already legislated, were applied to the future pretax net cash flows, less the tax basis of the properties involved. A prescribed rate of 10% is applied to discount the future net cash flows.

The calculation of the standardized measure of discounted future net cash flows is based upon information prepared by the company’s independent qualified reserves evaluator (which includes decommissioning and restoration activities), and adjusted for future income taxes.

It should not be assumed that the estimates of future net cash flows presented in the tables below represent the fair market value of the reserves. There is no assurance that the price and cost assumptions will be attained and variances could be material. Future changes to income tax, royalty and environmental regulations could also have a significant impact on the respective assumptions. There is no guarantee that the estimates for SCO, bitumen, crude oil, and natural gas reserves provided herein will be recovered. Actual SCO, bitumen, crude oil, and natural gas reserves may be greater than or less than the estimates provided herein.

The following twelve-month average prices were used to calculate the standardized measure of discounted future net cash flows (using the first-day-of-the-month prices for the twelve-month period prior to the end of the reporting period):

				Light			National
	2021	WTI	WCS	Sweet	Pentanes Plus		Balancing
	Brent	Cushing	Hardisty	Edmonton	Edmonton	AECO	Point
Year	North Sea	Oklahoma	Alberta	Alberta	Alberta	Gas	North Sea
	US$/bbl	US$/bbl	Cdn$/bbl	Cdn$/bbl	Cdn$/bbl	Cdn$/mmbtu	Cdn$/mmbtu
2021	69.22	66.56	66.94	78.39	83.66	3.41	18.38
2020	41.77	39.57	35.81	45.51	49.73	2.17	4.32

	At December 31, 2021			At December 31, 2020
		Exploration			Exploration
		and			and
($ millions)	Oil Sands	Production	Total	Oil Sands	Production	Total
Future cash inflows	259,065	12,699	271,764	56,737	7,552	64,289
Future production costs	(121,138)	(3,527)	(124,665)	(28,763)	(2,388)	(31,151)
Future development costs	(56,346)	(2,537)	(58,883)	(15,115)	(2,285)	(17,400)
Future income tax expenses	(17,839)	(1,803)	(19,642)	(2,839)	(194)	(3,033)
Future net cash flows	63,742	4,832	68,574	10,020	2,685	12,705
10% Discount Factor	(32,377)	(821)	(33,198)	(5,588)	(279)	(5,867)
Standardized measure of discounted future net cash flows	31,365	4,011	35,376	4,432	2,405	6,837

Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

($ millions)	2021	2020
Standardized measure of discounted future net cash flows - beginning of year	6,837	23,277
Sales and transfers of oil and gas produced	(3,184)	(4,852)
Net changes in sales prices and operating costs related to future production	43,572	(19,761)
Net change due to extensions, discoveries and improved recovery	2,766	292
Net change due to acquisition and dispositions	201	-
Net change due to revisions in quantity estimates	(8,537)	1,355
Previously estimated development costs incurred during the period	3,692	894
Changes in estimated future development costs	(2,448)	619
Accretion of discount	717	1,681
Net change in income taxes	(8,239)	3,333
Standardized measure of discounted future net cash flows - end of year	35,376	6,837

(1)	Tables may not add due to rounding.